# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kestra Medical Technologies, Ltd., CIK 0001877184
CUSIP: G52441105
Title of class of securities: Common Shares, par value $1.00 per share
Address of issuer's principal executive offices: 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington (WA), 98003
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001876077

## Reporting persons
- Bain Charger Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,949,838; sole dispositive power 0; shared dispositive power 27,019,225; aggregate amount beneficially owned 27,019,225 (52.6% of the class)

## Item 1. Issuer
Name of issuer: Kestra Medical Technologies, Ltd.
Address of issuer's principal executive offices: 3933 Lake Washington BLVD NE, Suite 200, Kirkland, WA 98003

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Bain Charger Holdings, L.P., a Delaware limited partnership (the "Reporting Person"). Bain Capital Investors, LLC, a Delaware limited liability company ("BCI" and, together with the Reporting Person, the "Bain Capital Entities"), is the general partner of the Reporting Person. As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by Bain Charger. Voting and investment decisions with respect to the securities held by the Reporting Person are made by the partners of BCI.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, MA 02116.
Citizenship: Each of the Bain Capital Entities is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 31, 2025, the Reporting Person directly held 7,109,944 Common Shares, representing approximately 13.8% of the Issuer's outstanding Common Shares, and West Affum Holdings, L.P. ("West Affum") directly held 19,909,281 Common Shares, representing approximately 38.8% of the Issuer's outstanding Common Shares.

The Common Shares held directly by West Affum are held for the benefit of the holders of West Affum common units, including the Reporting Person, until the time such Common Shares are distributed to the holders of West Affum common units in accordance with the partnership agreement of West Affum. The Reporting Person is the sole shareholder of West Affum GP Ltd., which is the general partner of West Affum.

As a result of the foregoing, and the relationships described in Item 2(a) of this Schedule 13G, the Reporting Person may be deemed to have (ii) shared voting power with respect to an aggregate of 24,949,838 Common Shares, representing (x) 7,109,944 Common Shares held directly by the Reporting Person and (y) 17,839,894 Common Shares indirectly held by the Reporting Person through West Affum, and (ii) shared dispositive power with respect to an aggregate of 27,019,225 Common Shares.

The percentage of the outstanding Common Shares held by the Reporting Person is based on 51,348,656 Common Shares outstanding as of April 17, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 17, 2025.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bain Charger Holdings, L.P.: /s/ Chris Gordon, Chris Gordon, Partner of Bain Capital Investors, LLC (05/15/2025)